# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Syra Health Corp, CIK 0001922335
CUSIP: 0001922335
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1119 KEYSTONE WAY N., #201, CARMEL, Indiana (IN), 46032
Date of event which requires filing of this statement: 01/13/2026
Filed by CIK 0002104900
Persons authorized to receive notices and communications: Neil Johnson, 88 E Broad St Suite 1750, Columbus, Columbus OH 43215, Ohio (OH), 43215, 6144481304

## Reporting persons
- Johnson Neil Lawrence (CIK 0002104900): type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); source of funds: personal funds (PF); sole voting power 700,312; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 700,312 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Syra Health Corp
Address of issuer's principal executive offices: 1119 KEYSTONE WAY N., #201, CARMEL, Indiana (IN), 46032

## Item 2. Identity and Background
Name of person filing: Neil Johnson
Residence or business address: 88 E Broad St Suite 1750 Columbus OH 43215
Present principal occupation or employment: Consulting
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: Influence

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 700,312 6.2%
Number of shares as to which each person has sole or shared power to vote or dispose: 700,312
Transactions in the class effected during the past sixty days: Neil Johnson 1/13/2026 38,182 $0.085
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Johnson Neil Lawrence: Neil L Johnson, Neil Johnson Individual (01/16/2026)